UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

General Extraordinary Shareholders’ Meeting’s Minutes No. 62: In the City of Buenos Aires, on November 18, 2014, at 10:00 a.m., the shareholders of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”) held a General Extraordinary Meeting at the corporate office at Av. del Libertador 6363, Ground Floor, City of Buenos Aires, as transcribed in page 19 of the Company’s Book of Deposited Shares and Record of Attendance to Meetings No. 2. The Secretary informed that three (3) shareholders attended the meeting, all of them by proxy, holders of 783,291,664 book-entry shares of common stock, entitled to one (1) vote per share, representing a quorum of 87.32% of the capital stock and votes of the Company, as follows: one (1) shareholder holding 462,292,111 Class A shares representing a capital stock of AR$462,292,111; and two (2) shareholders holding a total of 320,999,553 Class B shares, representing a capital stock of AR$320,999,553. It was further informed that as provided for in Section 221, second paragraph, of the Argentine Companies’ Law No. 19.550 (Ley de Sociedades Comerciales, “LSC”), treasury shares, 9,412,500 Class B shares (“Treasury Shares”) are not calculated for the purposes of reaching quorum nor majority in connection with the Meeting’s decisions. Regular Directors Ricardo Torres, Edgardo Volosín, Gustavo Mariani, Pablo Díaz, Maximiliano Fernández, Eduardo Llanos, Eduardo Endeiza, Eduardo Setti and Santiago Durán Cassiet attended the Meeting, and Daniel Abelovich, Damián Burgio and Jorge Pardo attended the Meeting on behalf of the Supervisory Committee. The representative of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”), Paula Ramírez, and the representative of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires, “BCBA”), Alejandro Romano, also attended the Meeting. The Secretary informed that such General Extraordinary Shareholders’ Meeting shall consider the Agenda included in the call made by the Board of Directors’ Meeting held on October 16, 2014, and published in the Argentine Official Gazette and in the newspaper “La Prensa” on October 20, 21, 22, 23 and 24, 2014. Thereafter, the Chairman, after verifying quorum, declared the General Extraordinary Shareholders’ Meeting duly held on first call and submitted to the attendees’ consideration the FIRST ITEM of the Agenda: 1°) Appointment of two shareholders to sign the Minutes. The Secretary informed that, as regards this item of the Agenda, the Board of Directors, at its meeting held on October 16, 2014, resolved to propose the Shareholders’ Meeting to appoint the representatives of Electricidad Argentina S.A. (“EASA”), Administración Nacional de Seguridad Social (“ANSES”) and The Bank of New York Mellon (“BONY”) to sign the Minutes thereof. The representative of the shareholder EASA took the floor, and moved to approve the Board of Directors’ proposal. After considering it, the representative of the shareholder BONY casted his vote against that motion with 18,000 votes, his abstention with 11,000 votes and his affirmative vote with his remaining votes. The representative of the shareholder ANSES voted for such motion. Consequently, the Meeting RESOLVED TO: Approve the motion by majority of eligible votes, with the abstentions and votes against mentioned above. Thereafter, the attendees considered the SECOND ITEM of the Agenda:

2°) Consideration of the three-year extension of the holding period of 9,412,500 Class B treasury shares. The Chairman informed the attendees that as provided for in Section 67 of the Capital Market Law, the Shareholders’ Meeting was required to decide on the extension of the holding period of 9,412,500 Class B treasury shares, representing 1.03% of the capital stock, which were acquired under the process to repurchase treasury shares conducted by the Company in November 2008 with an original period that was extended as resolved by the Company’s General Ordinary Shareholders’ Meeting held on March 3, 2011, effective as from November 2008. Such Law sets forth that upon expiration of the maximum term to purchase shares and in the absence of any Shareholders’ Meeting’s resolution, the capital stock shall be reduced, by operation of law, to an amount equal to the face value of the shares that continued to be held as treasury shares, which shall be cancelled. Accordingly, an extension to three additional years should help to avoid an automatic capital stock reduction and to prepare a proposal for the allocation of such shares, to be timely submitted to the relevant corporate bodies’ consideration and approval, as proposed by the Company’s Board of Directors at its meeting held on October 16, 2014. The representative of the shareholder EASA took the floor and, based on the above, motioned the General Extraordinary Shareholders’ Meeting to extend the holding period of treasury shares to three (3) additional years. After submitting that item to consideration, the representative of the shareholder BONY casted his vote against that motion with 18,500 votes, his abstention with 17,160 votes and his affirmative vote with his remaining votes. The representative of the shareholder ANSES voted for such motion. Consequently, the Shareholders’ Meeting RESOLVED TO: Approve the motion by majority of eligible votes, with the abstentions and votes against mentioned above. Thereafter, the attendees considered the THIRD ITEM of the Agenda: 3°) Granting of authorizations. The Chairman stated that the Board of Directors at its meeting held on October 16, 2014 recommended, in connection with that item, to propose the Shareholders’ Meeting to grant the relevant authorizations to Carlos Dionisio Ariosa, Ana María Murias and/or Gabriela Laura Chillari for any of them, acting on behalf of the Company, to file the resolutions approved by that Shareholders’ Meeting and to carry out any proceedings required by the relevant entities, including, but not limited to, the filings to be made with the Argentine Securities and Exchange Commission, the Buenos Aires Stock Exchange and the Argentine Superintendence of Corporations, as applicable. The shareholder EASA took the floor and motioned that Carlos Dionisio Ariosa, Ana María Murias and/or Gabriela Laura Chillari be so authorized, with the extent recommended by the Board of Directors. After considering the motion, the representative of the shareholder BONY casted his vote against that motion with 4,292,460 votes, his abstention with 17,000 votes and his affirmative vote with his remaining votes. The representative of the shareholder ANSES voted for such motion. Consequently, the Shareholders’ Meeting RESOLVED TO: Approve the motion by majority of eligible votes, with the abstentions and votes against mentioned above.-

There being no further issues to transact, the meeting was adjourned at 10:30 a.m.-

Ignacio Meggiolaro Representative of Electricidad Argentina S.A.	Fernando Padilla Representative of The Bank of New York

Marisol Dandres Representative of ANSES	Ricardo A. Torres President of EdenorS.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 12, 2014